                                                                    CONFIDENTIAL

             [CHINA EASTERN AIRLINES CORPORATION LIMITED LETTERHEAD]


January 26, 2006

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America


RE:  CHINA EASTERN AIRLINES CORPORATION LIMITED
     Form 20-F for the fiscal year ended December 31, 2004
     Filed June 24, 2005, File No. 001-14550
     ---------------------------------------------------------------------------

Dear Mr. Humphrey:

     This is in response to the Staff's second comment letter, dated January 17, 2006, relating to (i) the annual report on Form 20-F of China Eastern Airlines Corporation Limited (the "Company") for the fiscal year ended December 31, 2004 (the "2004 Form 20-F") and (ii) the Company's response letter, dated January 6, 2006, relating to the Staff's first comment letter.

     We will submit a copy of this letter as "correspondence" via EDGAR. For the Staff's comments which request expanded or revised disclosure, we propose to include the revised or expanded disclosure in our annual report on Form 20-F for the fiscal year ending December 31, 2005 (the "2005 Form 20-F"). The revised or expanded disclosure in the 2005 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2005 Form 20-F. We do not propose to amend the 2004 Form 20-F.

     For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. Our responses to the comments are as follows. The page number references in our responses are to the 2004 Form 20-F.
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Mr. David R. Humphrey
page 2


CAPITAL EXPENDITURES, PAGE 42

1. Refer to your response to our previous comments 3. We note from the discussion on page 41 that you have, and may continue to have, substantial debts and that interest expenses associated with these debts might impair your future profitability. Given the potential significance of outstanding contractual commitments to your profitability, we believe that you should enhance the disclosures you propose to add. Specifically, we believe you should indicate the extent to which interest under finance leases and bank loans is variable in nature. You should also explain the assumptions you have used in calculating any variable interest. That is, you have disclosed the contractual terms by which variable interest rates are computed. However, you have not explained the assumptions utilized in order to determine the direction of interest rates after year one. Please describe your assumptions regarding the direction and magnitude of interest rate changes in subsequent periods in a footnote to the table.

     RESPONSE: The Company notes the Staff's comment and will disclose its ongoing interest obligations in the 2005 Form 20-F in accordance with the following revised table (with all figures to be modified to correspond to the actual amounts of interest obligations outstanding as of December 31, 2005):

---------------------------------------------------------------------------------------------------------
Contractual obligations             Total        <1 Year       1-3 Year     4-5 Year     After 5 years
                                                            (RMB millions)
---------------------------------------------------------------------------------------------------------
Interest Obligations
---------------------------------------------------------------------------------------------------------
- Under finance lease                  1,153             337        318          113               385
---------------------------------------------------------------------------------------------------------
- Under bank loans                     1,187             501        410          204                72
---------------------------------------------------------------------------------------------------------
    - Fixed rate                          63              25         22            8                 7
---------------------------------------------------------------------------------------------------------
    - Variable rate (note)             1,123             475        387          195                64
---------------------------------------------------------------------------------------------------------
Total                                  2,340             838        728          317               457
---------------------------------------------------------------------------------------------------------

Note: For the Company's variable rate loans, interest rates range from 3 months LIBOR + 0.25% to 6 months LIBOR + 0.6%. Interest obligations relating to variable rate loans are calculated based on the relevant LIBOR rates as of December 31, 2004. A 1% increase or decrease in the interest rate would increase or decrease the interest obligations by RMB304 million in total with RMB129 million in year 1, RMB105 million in years 2 and 3, RMB53 million in years 4 and 5 and RMB17 million for subsequent years.

NOTE 2 -- PRINCIPAL ACCOUNTING POLICIES

(B) Group Accounting

(I) Subsidiaries, page F-10

2. We note from your response to our previous comment 4 that you consider your acquisition of Air Great Wall to be an asset purchase and not the acquisition of a

Mr. David R. Humphrey
page 3

     business. It is unclear from your response and your current disclosure how you performed the analysis to arrive at this conclusion. Supplementally explain to us the facts and circumstances surrounding your conclusion that this acquisition should be accounted for as an asset acquisition and not the acquisition of a business. We may have further comment on your response.

     RESPONSE: The Company's response to previous comment 4 refers to the Company's acquisitions of China General Aviation Company and Air Great Wall as asset purchases only because this is the true description of how such acquisitions were legally structured and consummated. From an accounting perspective, the Company's acquisitions of China General Aviation Company and Air Great Wall were treated as acquisitions of businesses, as indicated in the last sentence in part i of the Company's response to previous comment 4. The Company has not disclosed the acquired entities as its subsidiaries in Note 2(b) to the 2004 Form 20-F because the Company did not actually purchase, and does not own, the legal entities that were China General Aviation Company and Air Great Wall.

3. As a related matter, please revise your explanation in Note 39 (d) to include a discussion of the differences in goodwill arising from the differences in the treatment of acquisitions of businesses or assets under "common control" and, if applicable, from the acquisition of assets from unrelated third parties under IFRS and US GAAP. Your added disclosure should include the reason for the differences in treatment and the dollar amounts of the differences in basis.

     RESPONSE: The Company notes the Staff's comment and will make the following additional disclosures in the 2005 Form 20-F as follows:

     Under IFRS, the accounting for common control business combinations is outside the scope of IAS 22 and IFRS 3. The Company has selected an acquisition method as its accounting policy for these transactions. Under U.S. GAAP, business combinations under common control transactions should be accounted for at historical cost.

     Additionally, the Company will quantify the impact of such difference in accounting policy and disclose such amounts in its 2005 financial statements to be contained in the 2005 Form 20-F.

4. Refer to your response to our prior comment 5. You state that there are no VIEs for which you absorb the majority of losses or returns that would have a material impact upon your financial statements. Please note the disclosure requirements set forth in paragraph 24 of FIN46, as revised. Specifically, disclosures are also required with respect to any holdings of significant variable interests in VIEs for which you are not the primary beneficiary. If applicable, please include these disclosures in your 2005 Form 20-F as well.

Mr. David R. Humphrey
page 4

     RESPONSE: The Company notes the Staff's comment and confirms to the Staff it will perform a FIN 46 assessment for each reporting period and include all required disclosures under FIN 46 in the 2005 Form 20-F, where applicable. Supplementally, the Company would like to inform the Staff that, as of December 31, 2004, it did not hold a significant variable interest in any variable interest entity for which the Company was not the primary beneficiary that would require disclosure under paragraph 24 of FIN 46.

                                      * * *

     In connection with responding to the Staff's comments, the Company hereby acknowledges that

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o the Staff's comments or changes to disclosure in response to the Staff's comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company's filings; and

     o the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey
page 5

     Should you have any questions or wish to discuss the foregoing, please contact Nian Zhou (Legal Affairs, Office of the Secretary of the Board of Directors) at 86-21-5113-0922.



                                                Sincerely,

                                                /s/ LUO Weide
                                                --------------------------------
                                                LUO Weide
                                                Chief Financial Officer

cc: Amy Geddes
    Margery Reich
    (Securities and Exchange Commission)

    Haosheng Wang
    Nian Zhou
    (China Eastern Airlines Corporation Limited)

    Amelia Yau
    Dennis Neider
    Jack Li
    Frederick Mang
    (PricewaterhouseCoopers)

    Chun Wei
    Da-Wai Hu
    Liu Fang
    (Sullivan & Cromwell LLP)